UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Titanium Asset Management Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

U8885X107

(CUSIP Number)

Gregory J. Bynan

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601

312-558-7342

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 21, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	U8885X107

1	NAME OF REPORTING PERSON TAMCO Acquisition, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF		(1)
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		(1)
WITH	10	SHARED DISPOSITIVE POWER
		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
(1)

14	TYPE OF REPORTING PERSON
OO

(1) On October 21, 2013, (i) 4,759,193 outstanding shares of common stock, $0.0001 par value per share (the “Shares”), of Titanium Asset Management Corp. (the “Issuer”), were acquired by TAMCO Acquisition, LLC (“Purchaser”) pursuant to a cash tender offer (the “Offer”) commenced by Purchaser on September 12, 2013, (ii) 25,357,496 Shares were issued to Purchaser pursuant to the Top-Up Option and (iii) pursuant to a Contribution Agreement, TAMCO Holdings, LLC (“Parent”) contributed 10,585,400 Shares to Purchaser. On October 22, 2012, Purchaser merged with and into the Issuer (the “Merger”), upon which the separate corporate existence of Purchaser ceased and each then-outstanding Share (other than those owned by Purchaser and Parent) were cancelled and converted into the right to receive cash consideration, resulting in ownership by Parent of 100% of the Shares.

CUSIP No.	U8885X107

1	NAME OF REPORTING PERSON TAMCO Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,702,089 (1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER
		40,702,089 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,702,089 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100% (1)

14	TYPE OF REPORTING PERSON
OO

(1) On October 21, 2013, (i) 4,759,193 outstanding Shares of the Issuer were acquired by Purchaser pursuant to the Offer commenced by Purchaser on September 12, 2013, (ii) 25,357,496 Shares were issued to Purchaser pursuant to the Top-Up Option and (iii) pursuant to a Contribution Agreement, Parent contributed 10,585,400 Shares to Purchaser. On October 22, 2012, Purchaser consummated the Merger, upon which the separate corporate existence of Purchaser ceased and each then-outstanding Share (other than those owned by Purchaser and Parent) were cancelled and converted into the right to receive cash consideration, resulting in ownership by Parent of 100% of the Shares.

CUSIP No.	U8885X107

1	NAME OF REPORTING PERSON NIS Acquisition LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,702,089 (1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER
		40,702,089 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,702,089 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%(1)

14	TYPE OF REPORTING PERSON
OO

(1) On October 21, 2013, (i) 4,759,193 outstanding Shares of the Issuer were acquired by Purchaser pursuant to the Offer commenced by Purchaser on September 12, 2013, (ii) 25,357,496 Shares were issued to Purchaser pursuant to the Top-Up Option and (iii) pursuant to a Contribution Agreement, Parent contributed 10,585,400 Shares to Purchaser. On October 22, 2012, Purchaser consummated the Merger, upon which the separate corporate existence of Purchaser ceased and each then-outstanding Share (other than those owned by Purchaser and Parent) were cancelled and converted into the right to receive cash consideration, resulting in ownership by Parent of 100% of the Shares.

CUSIP No.	U8885X107

1	NAME OF REPORTING PERSON Boyd-TAMCO Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ohio
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,702,089 (1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER
		40,702,089 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,702,089 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%(1)

14	TYPE OF REPORTING PERSON
OO

(1) On October 21, 2013, (i) 4,759,193 outstanding Shares of the Issuer were acquired by Purchaser pursuant to the Offer commenced by Purchaser on September 12, 2013, (ii) 25,357,496 Shares were issued to Purchaser pursuant to the Top-Up Option and (iii) pursuant to a Contribution Agreement, Parent contributed 10,585,400 Shares to Purchaser. On October 22, 2012, Purchaser consummated the Merger, upon which the separate corporate existence of Purchaser ceased and each then-outstanding Share (other than those owned by Purchaser and Parent) were cancelled and converted into the right to receive cash consideration, resulting in ownership by Parent of 100% of the Shares.

CUSIP No.	U8885X107

1	NAME OF REPORTING PERSON Timothy Hyland

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,702,089 (1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER
		40,702,089 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,702,089 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%(1)

14	TYPE OF REPORTING PERSON
IN

(1) On October 21, 2013, (i) 4,759,193 outstanding Shares of the Issuer were acquired by Purchaser pursuant to the Offer commenced by Purchaser on September 12, 2013, (ii) 25,357,496 Shares were issued to Purchaser pursuant to the Top-Up Option and (iii) pursuant to a Contribution Agreement, Parent contributed 10,585,400 Shares to Purchaser. On October 22, 2012, Purchaser consummated the Merger, upon which the separate corporate existence of Purchaser ceased and each then-outstanding Share (other than those owned by Purchaser and Parent) were cancelled and converted into the right to receive cash consideration, resulting in ownership by Parent of 100% of the Shares.

CUSIP No.	U8885X107

1	NAME OF REPORTING PERSON Michael Bee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,702,089 (1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER
		40,702,089 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,702,089 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%(1)

14	TYPE OF REPORTING PERSON
IN

(1) On October 21, 2013, (i) 4,759,193 outstanding Shares of the Issuer were acquired by Purchaser pursuant to the Offer commenced by Purchaser on September 12, 2013, (ii) 25,357,496 Shares were issued to Purchaser pursuant to the Top-Up Option and (iii) pursuant to a Contribution Agreement, Parent contributed 10,585,400 Shares to Purchaser. On October 22, 2012, Purchaser consummated the Merger, upon which the separate corporate existence of Purchaser ceased and each then-outstanding Share (other than those owned by Purchaser and Parent) were cancelled and converted into the right to receive cash consideration, resulting in ownership by Parent of 100% of the Shares.

CUSIP No.	U8885X107

1	NAME OF REPORTING PERSON Brian Gevry

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,702,089 (1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER
		40,702,089 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,702,089 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100% (1)

14	TYPE OF REPORTING PERSON
IN

(1) On October 21, 2013, (i) 4,759,193 outstanding Shares of the Issuer were acquired by Purchaser pursuant to the Offer commenced by Purchaser on September 12, 2013, (ii) 25,357,496 Shares were issued to Purchaser pursuant to the Top-Up Option and (iii) pursuant to a Contribution Agreement, Parent contributed 10,585,400 Shares to Purchaser. On October 22, 2012, Purchaser consummated the Merger, upon which the separate corporate existence of Purchaser ceased and each then-outstanding Share (other than those owned by Purchaser and Parent) were cancelled and converted into the right to receive cash consideration, resulting in ownership by Parent of 100% of the Shares.

CUSIP No.	U8885X107

1	NAME OF REPORTING PERSON Kent White

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,702,089 (1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER
		40,702,089 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,702,089 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%(1)

14	TYPE OF REPORTING PERSON
IN

(1) On October 21, 2013, (i) 4,759,193 outstanding Shares of the Issuer were acquired by Purchaser pursuant to the Offer commenced by Purchaser on September 12, 2013, (ii) 25,357,496 Shares were issued to Purchaser pursuant to the Top-Up Option and (iii) pursuant to a Contribution Agreement, Parent contributed 10,585,400 Shares to Purchaser. On October 22, 2012, Purchaser consummated the Merger, upon which the separate corporate existence of Purchaser ceased and each then-outstanding Share (other than those owned by Purchaser and Parent) were cancelled and converted into the right to receive cash consideration, resulting in ownership by Parent of 100% of the Shares.

CUSIP No.	U8885X107

1	NAME OF REPORTING PERSON Robert Brooks

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,702,089 (1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER
		40,702,089 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,702,089 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%(1)

14	TYPE OF REPORTING PERSON
IN

(1) On October 21, 2013, (i) 4,759,193 outstanding Shares of the Issuer were acquired by Purchaser pursuant to the Offer commenced by Purchaser on September 12, 2013, (ii) 25,357,496 Shares were issued to Purchaser pursuant to the Top-Up Option and (iii) pursuant to a Contribution Agreement, Parent contributed 10,585,400 Shares to Purchaser. On October 22, 2012, Purchaser consummated the Merger, upon which the separate corporate existence of Purchaser ceased and each then-outstanding Share (other than those owned by Purchaser and Parent) were cancelled and converted into the right to receive cash consideration, resulting in ownership by Parent of 100% of the Shares.

CUSIP No.	U8885X107

1	NAME OF REPORTING PERSON Norman Sidler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,702,089 (1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER
		40,702,089 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,702,089 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%(1)

14	TYPE OF REPORTING PERSON
IN

(1) On October 21, 2013, (i) 4,759,193 outstanding Shares of the Issuer were acquired by Purchaser pursuant to the Offer commenced by Purchaser on September 12, 2013, (ii) 25,357,496 Shares were issued to Purchaser pursuant to the Top-Up Option and (iii) pursuant to a Contribution Agreement, Parent contributed 10,585,400 Shares to Purchaser. On October 22, 2012, Purchaser consummated the Merger, upon which the separate corporate existence of Purchaser ceased and each then-outstanding Share (other than those owned by Purchaser and Parent) were cancelled and converted into the right to receive cash consideration, resulting in ownership by Parent of 100% of the Shares.

CUSIP No.	U8885X107

1	NAME OF REPORTING PERSON Bartlett McCartin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,702,089 (1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER
		40,702,089 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,702,089 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%(1)

14	TYPE OF REPORTING PERSON
IN

(1) On October 21, 2013, (i) 4,759,193 outstanding Shares of the Issuer were acquired by Purchaser pursuant to the Offer commenced by Purchaser on September 12, 2013, (ii) 25,357,496 Shares were issued to Purchaser pursuant to the Top-Up Option and (iii) pursuant to a Contribution Agreement, Parent contributed 10,585,400 Shares to Purchaser. On October 22, 2012, Purchaser consummated the Merger, upon which the separate corporate existence of Purchaser ceased and each then-outstanding Share (other than those owned by Purchaser and Parent) were cancelled and converted into the right to receive cash consideration, resulting in ownership by Parent of 100% of the Shares.

CUSIP No.	U8885X107

1	NAME OF REPORTING PERSON John Fremgen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,702,089 (1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER
		40,702,089 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,702,089 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%(1)

14	TYPE OF REPORTING PERSON
IN

(1) On October 21, 2013, (i) 4,759,193 outstanding Shares of the Issuer were acquired by Purchaser pursuant to the Offer commenced by Purchaser on September 12, 2013, (ii) 25,357,496 Shares were issued to Purchaser pursuant to the Top-Up Option and (iii) pursuant to a Contribution Agreement, Parent contributed 10,585,400 Shares to Purchaser. On October 22, 2012, Purchaser consummated the Merger, upon which the separate corporate existence of Purchaser ceased and each then-outstanding Share (other than those owned by Purchaser and Parent) were cancelled and converted into the right to receive cash consideration, resulting in ownership by Parent of 100% of the Shares.

CUSIP No.	U8885X107

ITEM 1. SECURITY AND ISSUER

This Amendment No. 4 amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on December 28, 2012, as amended by Amendment No. 1 filed with the SEC on April 18, 2013, by Amendment No. 2 filed with the SEC on September 10, 2013 and by Amendment No. 3 filed with the SEC on October 7, 2013 (as amended and supplemented, this “Statement”) on behalf of the Reporting Persons, to furnish the additional information set forth herein. The Statement relates to the common stock, par value $0.0001 per share (the “Shares”), of Titanium Asset Management Corp., a Delaware corporation (the “Issuer”). All capitalized terms contained in this Statement but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D filed with the SEC on December 28, 2012, as amended on April 18, 2013, September 11, 2013 and October 7, 2013.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended to add the following:

Pursuant to the Merger Agreement, on September 12, 2013, Purchaser commenced the Offer to purchase all outstanding Shares at a purchase price $1.08 per Share, net to the seller in cash, without interest, and less any applicable withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase. After consummation of the Offer and pursuant to the Merger Agreement, Purchaser was merged with and into the Issuer, with the Issuer surviving the Merger as a wholly-owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares owned by Parent or Purchaser) was cancelled and converted into the right to receive $1.08 in cash, without interest and less any required withholding taxes.

Upon the effectiveness of the Merger, the directors of Purchaser immediately prior to the effective time of the Merger became the directors of the Issuer, the surviving corporation. Additionally, upon the effectiveness of the Merger, the Issuer became a wholly-owned subsidiary of Parent, and the Second Amended and Restated Certificate of Incorporation and the Amended and Restated By-Laws of the Issuer were amended and restated in their entirety. The Certificate of Incorporation and Bylaws upon the effectiveness of the Merger are filed as Exhibits 8 and 9 hereto and are incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby amended to add the following:

On October 21, 2013, Purchaser accepted 4,759,193 Shares for payment at $1.08 per Share, representing the number of Shares validly tendered and not validly withdrawn as of the expiration of the Offer. Additionally, on October 21, 2013, pursuant to a Contribution Agreement, Parent contributed 10,585,400 Shares to Purchaser (the “Contribution”). Following Purchaser’s acceptance for payment of all validly tendered and not validly withdrawn Shares, pursuant to the Merger Agreement, Purchaser exercised the Top-Up Option, and 25,357,496 Shares were issued to Purchaser in connection therewith. As a result of (i) the purchase of Shares pursuant to the Offer, (ii) the Contribution and (iii) the issuance of shares pursuant to the Top-Up Option, Purchaser beneficially owned an aggregate of 40,702,089 Shares, or 90.2% of the then outstanding Shares.

On October 22, 2013, pursuant to the terms of the Merger Agreement, Purchaser effected a short-form merger in accordance with Delaware law pursuant to which Purchaser merged with and into the Issuer. Upon consummation of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares owned by Parent or Purchaser) was cancelled and converted into the right to receive $1.08 in cash, without interest and less any required withholding taxes.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 9	Third Amended and Restated Certificate of Incorporation of Titanium Asset Management Corp.

Exhibit 10	Second Amended and Restated By-Laws of Titanium Asset Management Corp.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 22, 2013

TAMCO ACQUISITION, LLC

By:	/s/ Jonathan Hoenecke
Jonathan Hoenecke
Secretary

TAMCO HOLDINGS, LLC

By:	/s/ Jonathan Hoenecke
Jonathan Hoenecke
Secretary

NIS ACQUISITION LLC

By:	/s/ Jonathan Hoenecke
Jonathan Hoenecke
Secretary

BOYD-TAMCO HOLDINGS, LLC

By:	/s/ Brian L. Gevry
Brian L. Gevry
Chief Executive Officer

By:	/s/ Timothy Hyland
Timothy Hyland

By:	/s/ Michael Bee
Michael Bee

By:	/s/ Brian L. Gevry
Brian L. Gevry

By:	/s/ Kent White
Kent White

By:	/s/ Robert Brooks
Robert Brooks

By:	/s/ Norman Sidler
Norman Sidler

By:	/s/ Bartlett McCartin
Bartlett McCartin

By:	/s/ John Fremgen
John Fremgen

EXHIBIT INDEX

Exhibit 9	Third Amended and Restated Certificate of Incorporation of Titanium Asset Management Corp.

Exhibit 10	Second Amended and Restated By-Laws of Titanium Asset Management Corp.